PUBLIC



15045268

SECURITIE₁ ЛISSION

Washington, D.C. 20549

QMB APPROVAL
QMB Number.   3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___JANUARY 1, 2014___ AND ENDING ___DECEMBER 31, 2014___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TENECA, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICAL USE ONLY
FIRM ID. NO.

5200 WILSON ROAD, SUITE 203
(No. and Street)

EDINA	**MINNESOTA**	**55424**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROGER JONES   **(952) 929-6872**
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ ROGER JONES _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ TENECA, LLC _____ , as of _____ DECEMBER 31, 2014 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PARTNER
Title

_____
Public Notary

GREG T JANASKO
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/18

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TENECA, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	62,318
Receivable from customers		1,500
Prepaid expenses		57
Furnishings and equipment, at cost, less accumulated depreciation of $21,755		2,499
Security deposit		3,465
Total assets	$	69,839

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	1,570
Subordinated note payable		10,000
Members' equity		58,269
		58,269
Total liabilities and members' equity	$	69,839

The accompanying notes are an integral part of these financial statements